Exhibit 99.66

FINANCIAL STATEMENTS OF KAISER ENERGY LTD.

AUDITORS’ REPORT

To the Directors

Kaiser Energy Ltd.

We have audited the consolidated balance sheets of Kaiser Energy Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Kaiser Energy Ltd. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta, Canada	(Signed) COLLINS BARROW CALGARY LLP
September 16, 2005,	Chartered Accountants
except as to notes 13 and 14 which are as of November 30,
2005

KAISER ENERGY LTD.

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2005	2004	2003
	(unaudited)

Assets
Current assets
Cash and cash equivalents	$78,262	$26,257	$18,229
Accounts receivable and deposits	14,936	5,989	7,108
Prepaid expenses	1,526	619	575
Due from affiliates (note 3)	672	60	34
Income taxes recoverable	9,158	2,668	4,772
Investment in BNP partnership units (note 4)	18

	104,572	35,593	30,718
Investment in Taurus Exploration Ltd. (note 4)	—	40,227	56,518
Property and equipment (note 5)	63,015	58,747	56,953

	$167,587	$134,567	$144,189

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$14,612	$8,486	$8,575
Due to affiliate (note 3)	10,637	3,003	4,153

	25,249	11,489	12,728
Asset retirement obligations (note 6)	989	930	836
Future income taxes (note 7)	24,154	15,414	19,124

	50,392	27,833	32,688

Shareholder’s Equity
Share capital (note 8)	72,900	1	1
Contributed surplus	68,776	68,776	68,776
Retained earnings (deficit)	(24,481)	37,957	42,724

	117,195	106,734	111,501

	$167,587	$134,567	$144,189

Approved by the Board,

(Signed) GEORGE B. KAISER	(Signed) JANICE LAMBERT
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

KAISER ENERGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(expressed in thousands of Canadian dollars)

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003
	(unaudited)	(unaudited)

Revenue
Petroleum and natural gas sales	$34,773	$33,563	$45,154	$36,523
Royalties	7,378	7,421	9,842	7,659

	27,395	26,142	35,312	28,864

Expenses
Petroleum and natural gas production	4,861	4,333	6,015	5,429
Transportation costs	1,030	1,183	1,563	1,213
General and administrative	2,109	1,297	1,502	1,940
Depletion, depreciation and accretion	7,571	7,787	10,448	9,112

	15,571	14,600	19,528	17,694

Income before the following	11,824	11,542	15,784	11,170

Donations of trust units (note 4)	(77,784)	—	—	—
Equity in earnings (loss) of Taurus Exploration Ltd.	(14,079)	(11,087)	(17,860)	26,795
Gain on disposal of partnership units (note 4)	17,772	—	—	—
Interest income	1,050	467	656	403
Interest expense	(126)	(55)	(119)	(56)
Other	63	51	55	83

	(73,104)	(10,624)	(17,268)	27,225

Income (loss) before income taxes	(61,280)	918	(1,484)	38,395

Income tax provision (note 7)
Current	4,786	4,752	6,993	4,185
Future (recovery)	(3,628)	(2,284)	(3,710)	3,650

	1,158	2,468	3,283	7,835

Net income (loss)	(62,438)	(1,550)	(4,767)	30,560
Retained earnings, beginning of period	37,957	42,724	42,724	12,164

Retained earnings (deficit), end of period	$(24,481)	$41,174	$37,957	$42,724

The accompanying notes are an integral part of these consolidated financial statements.

KAISER ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003
	(unaudited)	(unaudited)

Cash flows relating to:
Operating activities
Net income (loss)	$(62,438)	$(1,550)	$(4,767)	$30,560
Items not affecting cash
Non-cash donations	44,784	—	—	—
Depletion, depreciation and accretion	7,571	7,787	10,448	9,112
Equity in (earnings) loss of Taurus Exploration Ltd.	14,079	11,087	17,860	(26,795)
Gain on disposal of partnership units	(17,772)	—	—	—
Future income taxes	(3,628)	(2,284)	(3,710)	3,650

	(17,404)	15,040	19,831	16,527
Changes in non-cash working capital related to operations	(12,450)	2,867	823	(5,987)

	(29,854)	17,907	20,654	10,540

Financing activities
Advances from (repayments to) affiliate, net	7,634	2,851	(1,150)	2,741

Investing activities
Cash acquired on business combination (note 4)	84,988	—	—	—
Repayment from (advances to) affiliates, net	(612)	(4)	(26)	8,514
Proceeds from sale of shares of Taurus Exploration Ltd.	—	—	—	50
Purchase of shares of Taurus Exploration Ltd.	—	(1,551)	(1,569)	—
Property and equipment expenditures	(11,780)	(8,150)	(12,148)	(10,729)
Changes in non-cash working capital related to investing activities	1,629	(533)	2,267	3,263

	74,225	(10,238)	(11,476)	1,098

Increase in cash and cash equivalents	52,005	10,520	8,028	14,379
Cash and cash equivalents, beginning of period	26,257	18,229	18,229	3,850

Cash and cash equivalents, end of period	$78,262	$28,749	$26,257	$18,229

Supplemental cash flows disclosure:
Income taxes paid	$12,459	$2,470	$4,889	$5,777

Cash and cash equivalents is comprised of:
Amounts on deposit with banks (overdraft)	$1,139	$293	$(187)	$18,229
Short-term corporate paper and bankers’ acceptances	77,123	28,456	26,444	—

	$78,262	$28,749	$26,257	$18,229

The accompanying notes are an integral part of these consolidated financial statements.

KAISER ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the Nine Months Ended September 30, 2005 and 2004

(unaudited)

and as at and for the Years Ended December 31, 2004 and 2003

(expressed in Canadian dollars)

1.                                      NATURE OF OPERATIONS

Kaiser Energy Ltd. (“KEL” or the “Corporation”) explores for and develops petroleum and natural gas properties in Canada. KEL also operates, on a contract basis, certain properties of companies affiliated by virtue of common control (Canadian Acquisition Limited Partnership (“CALP”) and Kaiser-Francis Oil Company of Canada). No direct fees are paid to KEL for these services, however, KEL charges overhead at standard industry rates for the operation of the properties.

On September 9, 2005, the Corporation announced that it has retained the services of a financial advisor to seek proposals with the intent of monetizing substantially all of its petroleum and natural gas assets.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared using accounting principles generally accepted in Canada. In the opinion of management, these financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a)                                  Basis of presentation

The consolidated financial statements of KEL include the accounts of the Corporation and its wholly-owned subsidiary, Taurus Exploration Ltd. (“Taurus”) since April 21, 2005 (note 4). Taurus includes the accounts of its wholly-owned subsidiaries and its general partnership.

(b)                                 Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and highly liquid investments with maturities of 90 days or less at issue. Bank overdraft consists of cheques issued in excess of funds on deposit.

(c)                                  Joint ventures

A significant part of the Corporation’s exploration, development and production activities are conducted jointly with others, and these financial statements reflect only the Corporation’s proportionate interest in such activities.

(d)                                 Petroleum and natural gas operations

The Corporation follows the full cost method of accounting for petroleum and natural gas operations and accordingly capitalizes and accumulates all exploration and development costs in cost centres by country. These costs include land acquisition, geological and geophysical costs, drilling on producing and non-producing properties, wellhead and gathering equipment, other carrying charges on unproved properties and overhead directly attributable to exploration and development activities.

Capitalized costs are depleted and depreciated using the unit-of-production method based on production volumes and estimated total proved petroleum and natural gas reserves as determined by independent and Corporation engineers. For the purpose of this calculation, production and reserves of petroleum and natural gas are converted to equivalent units based on the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to the properties or impairment occurs. Gains or losses on sales of properties are recognized only when crediting the proceeds to costs would result in a change of 20% or more in the depletion and depreciation rate.

In addition to the capitalized costs incurred to date in the exploration and development of petroleum and natural gas properties, the operations and further development require future expenditures and excludes estimated salvage values. For purposes of calculating depletion and depreciation expense, estimates of future expenditures and recoveries have been prepared for:

(i)                                     Future development costs of proved developed and undeveloped reserves as determined by independent and Corporation engineers;

(ii)                                  Net realizable value of production equipment and facilities after proved reserves are fully produced as determined by management.

(e)                                  Impairment of petroleum and natural gas properties

Impairment is evaluated at least annually by performing a “ceiling test”, whereby the carrying value of petroleum and natural gas properties less accumulated depletion and depreciation, related asset retirement obligations and the lesser of cost and fair value of unproved properties is compared to the estimated future cash flows expected to result from the Corporation’s proved reserves. Cash flows are calculated on an undiscounted basis using forecast prices and costs, as provided by independent engineers.

If impairment occurs, the Corporation will measure the amount by comparing the carrying value of the property and equipment to the estimated net present value of future cash flows from the proved and probable reserves, discounted at the Corporation’s risk-free interest rate. The excess of the carrying value less the net present value of future cash flows would be recorded as additional depletion and depreciation expense.

The cost of unproved properties are excluded from the ceiling test calculation and are subjected to a separate impairment test.

(f)                                    Asset retirement obligations

The Corporation recognizes the estimated fair value of an asset retirement obligation in the period a well or related asset is drilled, constructed or acquired. The fair value of the obligation is estimated using the present value of estimated future cash outflows to abandon the asset, calculated at the Corporation’s credit-adjusted risk-free interest rate. The obligation is reviewed regularly by the Corporation’s management based on current regulations, costs, technological and industry standards. The fair value is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The liability is increased each reporting period with the accretion being charged to income until the property is depleted or sold. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. Actual abandonment and restoration costs incurred are charged against the asset retirement obligation.

(g)                                 Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(h)                                 Depreciation

The cost of other property and equipment are depreciated approximating their useful lives on a declining balance basis at rates ranging from 20% to 30% per year.

(i)                                     Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(j)                                     Investments

(i)                                     BNP partnership units

The Corporation accounts for its investment in BNP partnership units using the cost method whereby the investment is initially recorded at cost. Earnings are recognized only to the extent received or receivable. Where there has been a permanent or other than temporary decline in value, the investment is stated at estimated net realizable value.

(ii)                                  Taurus Exploration Ltd.

The Corporation had a 26.4% investment in Taurus until April 21, 2005 at which time 73.6% of the ownership was acquired from Kaiser-Francis Oil Company (“KFOC”), a company affiliated by virtue of common control (note 3), bringing the Corporation’s ownership to 100%. The investment was recorded on the equity basis. The investment was periodically evaluated by management to determine if the facts and circumstances suggested that the investment may be impaired. Any impairment identified through this assessment would have resulted in a write-down of the investment and a corresponding charge to earnings.

(k)                                  Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the provision for and accretion of asset retirement obligations and the ceiling test are based on estimates of proved and probable reserves, production rates, future petroleum and natural gas prices, future costs and the remaining useful lives and period of future benefit of the related assets.

By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

3.                                      DUE FROM/TO AFFILIATES

Balances with related parties are as follows (in thousands):

		December 31,
	September 30, 2005	2004	2003

Due from affiliates
George Kaiser Family Foundation	$300	$—	$—
J-G Limited Partnership (“J-G”)	372	25	1
Selkirk Energy Canada Limited (“Selkirk”)	—	35	33

	$672	$60	$34

Due to affiliate
Kaiser-Francis Oil Company of Canada (“KFOCC”)	$10,637	$3,003	$4,153

George Kaiser Family Foundation is related by virtue of significant influence by a trustee of the Foundation who is also a corporate officer of KEL and other companies related by virtue of common control. The amount due, which includes $21,000 of amounts due from others, is unsecured, non-interest bearing and was repaid in October 2005.

J-G, Selkirk and KFOCC are affiliated by virtue of common control and each has a lending arrangement with KEL under which KEL may lend up to $30 million under the terms of a demand note, which requires monthly interest payments based on the United States Short-Term Applicable Federal Rate. Additionally, KEL has a borrowing arrangement with KFOCC under which KEL may borrow up to $50 million under the terms of a demand note, requiring monthly interest payments based on the United States Short-Term Applicable Federal Rate. The lending arrangement with Selkirk ended in January 2005 and Selkirk ceased to be an affiliate at that time. Interest incurred by KEL pursuant to the arrangement with KFOCC for the periods ending September 30, 2005 and 2004 and for the years ending December 31, 2004 and 2003 was $121,000, $50,000, $99,000 and $20,000, respectively, and is included in amounts due to affiliates.

Included in general and administrative expenses are charges to KEL by KFOC for management, operational and administrative services work performed by employees of KFOC on behalf of KEL. The amounts for the periods ended September 30, 2005 and 2004 and December 31, 2004 and 2003 were $1,117,173, $1,341,405, $1,742,000 and $2,288,000, respectively.

Included in petroleum and natural gas properties are capitalized general and administrative services provided by KFOC for the periods ended September 30, 2005 and 2004 and December 31, 2004 and 2003 of $425,000, $387,000, $403,000 and $595,000, respectively.

4.                                      INVESTMENT IN TAURUS EXPLORATION LTD.

On April 21, 2005, the Corporation acquired 73.6% of Taurus from KFOC, bringing the Corporation’s ownership of Taurus to 100%.

Consideration for the purchase consisted of 1,000 Class A shares with an ascribed value of $72,899,038, being the carrying values of the net assets acquired as follows:

(in thousands)

Cash	$62,551
Accounts receivable	582
Investment in Bonavista Energy Exchangeable Limited
Partnership Units	19,894
Accounts payable and accrued liabilities	(154)
Income taxes payable	(871)
Future income taxes	(9,103)

$72,899

During 2003, Taurus sold its operating assets to a publicly traded energy trust, Bonavista Energy Trust (“BNP”). Taurus received $101 million in cash and exchangeable partnership units in BNP with an assigned value of $187 million, resulting in a gain of $66 million. Petroleum and natural gas operations were discontinued with the closing of the sale. During 2004, Taurus settled Taurus Charitable Income Trust and Taurus Charitable Income Trust B (the “Taurus Trusts”) with the Trusts having the purpose of receiving property from Taurus.

During the period ended September 30, 2005, Taurus exchanged BNP partnership units with an assigned value of $79,270,000 (September 30, 2004 — $65,323,000; December 31, 2004 — $108,120,000) and received BNP trust units (“BNP Trust Units”) in exchange, having a fair market value at the time of exchange of $134,995,000 (September 30, 2004 — $87,898,000; December 31, 2004 — $150,734,000), resulting in a gain of $55,725,000 (September 30, 2004 — $22,576,000; December 31, 2004 — $42,614,000) of which $17,772,000 was realized subsequent to April 21, 2005. Immediately following each exchange, Taurus donated the BNP Trust Units received to the Taurus Trusts. During the period ended September 30, 2005, donations to the Taurus Trusts of BNP Trust Units and cash totaled $167,995,000 (September 30, 2004 — $87,898,000; December 31, 2004 — $150,734,000) of which $77,784,000 occurred after April 21, 2005.

Following the contributions noted above, Taurus retained ownership of partnership units in BNP with an assigned value of $18,000, having a fair market value of $37,000 at September 30, 2005.

The contributions to the Taurus Trusts are not deductible for income tax purposes as the Taurus Trusts are not registered charities under the tax laws of Canada.

The sole trustee of the Taurus Trusts is a corporate officer of companies related to KEL and Taurus by virtue of common ownership. The beneficiaries of the Taurus Trusts are the Tulsa Community Foundation and a subsidiary foundation controlled by the Tulsa Community Foundation. The Taurus Trusts and the subsidiary foundation have no restrictions on their investing powers and have entered into financing and leasing arrangements respectively with entities related to KEL and Taurus by virtue of common control or significant influence. The financing and leasing arrangements are on normal commercial terms and conditions, consistent with those that might have prevailed if the parties had been unrelated. Accordingly, donations to the Taurus Trusts are treated as related party transactions, measured at the exchange amount, being the market value of the BNP Trust Units when the donations were made.

5.                                      PROPERTY AND EQUIPMENT

Property and equipment is composed of (in thousands):

		December 31,
	September 30, 2005	2004	2003

Petroleum and natural gas properties including exploration and development costs thereon	$148,214	$136,413	$124,285
Other	1,457	1,468	1,418

	149,671	137,881	125,703
Accumulated depletion and depreciation	86,656	79,134	68,750

	$63,015	$58,747	$56,953

For the periods ended September 30, 2005 and 2004 and December 31, 2004 and 2003, the Corporation capitalized $425,000, $387,000, $403,000 and $595,000, respectively, of general and administrative expenses.

The Corporation prepares a ceiling test calculation to assess the recoverability of its petroleum and natural gas properties. The ceiling test is based upon a valuation prepared by an independent engineering firm based on future petroleum and natural gas benchmark prices and adjusted for commodity price differentials specific to the Corporation.

The benchmark and the Corporation prices on which the December 31, 2004 ceiling test is based are as follows:

	Crude Oil		Natural Gas		Natural Gas Liquids
	Edmonton Par Benchmark	Corporation Average	AECO Spot Benchmark	Corporation Average	Edmonton NGL Benchmark	Corporation Average
	($bbl)	($bbl)	($mcf)	($mcf)	($bbl)	($bbl)

2005	50.25	42.50	6.60	6.65	32.25	40.29
2006	46.75	40.15	6.35	6.41	30.50	38.09
2007	43.75	38.00	6.15	6.23	29.00	36.08
2008	40.75	35.85	6.00	6.08	27.75	34.12
2009	37.75	33.44	6.00	6.07	26.00	32.09
2010	35.75	32.56	6.00	6.07	25.25	31.15
2011	35.00	30.97	6.00	6.08	25.25	31.22
2012	34.50	30.07	6.00	6.07	25.25	31.18
2013	34.25	30.64	6.10	6.19	25.50	31.17
2014	34.00	31.45	6.20	6.30	26.00	31.61
2015	33.75	32.03	6.30	6.41	26.50	32.17

Prices increase at a rate of approximately 2% per year after 2015.

6.                                      ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in asset retirement obligations for the periods ended September 30, 2005 and December 31, 2004 and 2003 (in thousands):

	Nine Months Ended	Years Ended December 31,
	September 30, 2005	2004	2003

Asset retirement obligations, beginning of period	$930	$836	$751
Liabilities incurred	10	29	27
Liabilities settled	—	—	—
Accretion expense	49	65	58

Asset retirement obligations, end of period	$989	$930	$836

The total estimated inflated, undiscounted cash flows required to settle the obligations without including salvage, is $3,521,000. These amounts have been discounted using an average credit-adjusted risk-free interest rate of approximately 7.71%. The Corporation expects these obligations to be settled, on average, in 17 years, the majority of which is expected to be incurred between 2006 and 2023 and that the obligations will be funded from general corporate resources at the time of retirement.

7.                                      INCOME TAXES

The components of the future income tax liability are as follows (in thousands):

		December 31,
	September 30, 2005	2004	2003

Temporary differences relating to:
Property and equipment and asset retirement obligations	$12,744	$12,206	$12,293
Partnership income not taxable until following period	11,562	—	—
Other	(152)	—	—
Investment in Taurus	—	3,208	6,831

	$24,154	$15,414	$19,124

Income tax expense differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates for the periods ended September 30, 2005 and 2004 and December 31, 2004 and 2003 of 37.62%, 38.62%%, 38.62% and 39.62%, respectively, to income (loss) before income taxes as follows (in thousands):

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003

Expected income tax expense (recovery)	$(23,054)	$355	$(573)	$15,212
Tax rate adjustment	2,912	1,626	2,877	(8,214)
Non-deductible crown charges	1,857	2,258	3,801	3,034
Resource allowance	(1,515)	(1,771)	(2,359)	(2,333)
Non-deductible donation	29,262	—	—	—
Non-taxable portion of capital gains	(8,424)	—	—	—
Other	120	—	(463)	136

	$1,158	$2,468	$3,283	$7,835

8.                                      SHARE CAPITAL

(a)  Authorized

Unlimited Class A shares

		December 31,
	September 30, 2005	2004	2003

(b) Issued 1,500 (December 31, 2004 and 2003 — 500) Class A shares	$72,900,038	$1,000	$1,000

During the period ended September 30, 2005, the Corporation issued 1,000 Class A shares in exchange for a 73.6% interest in Taurus (note 4).

9.                                      BANK CREDIT FACILITY

The Corporation has available a line of credit facility with a Canadian chartered bank, to a maximum of $10 million, which is renewed annually. The facility is available to the Corporation by way of prime rate based loans. Interest is payable quarterly at the chartered bank’s prime rate. Related parties have guaranteed any debt drawn under this facility. Under the terms of the agreement, the Corporation is required to meet certain financial and engineering reporting requirements and may not breach certain financial tests without prior consent of the bank. As at the report date, the Corporation has not utilized this facility.

10.                               CONTINGENCIES

The Corporation may provide various guarantees and indemnifications in conjunction with certain transactions in the normal course of business. In the opinion of management, any obligations would not have a material impact on the Corporation’s financial condition.

The Corporation is party to various legal claims associated with the ordinary conduct of business. Management does not anticipate that these claims will have a material impact on the Corporation’s financial position.

11.                               FINANCIAL INSTRUMENTS

(a)                                  Fair values

The fair values of the Corporation’s cash and cash equivalents, accounts receivable and deposits, accounts payable and accrued liabilities and amounts due from and to affiliates are estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments or because they bear interest at market rates.

At December 31, 2004 and 2003, the fair value of the investment in Taurus was not determinable as Taurus was a private company and, in the opinion of management, it was not practicable to value this investment.

(b)                                 Credit risk

The majority of the Corporation’s accounts receivable are due from joint venture partners in the oil and gas industry and from purchasers of the Corporation’s petroleum and natural gas production. The Corporation generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.

(c)                                  Commodity price risk

The nature of the Corporation’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices and initiates instruments to manage its exposure to these risks when it deems appropriate.

(d)                                 Interest cash flow risk

The Corporation’s credit facility and lending and borrowing arrangements are subject to floating interest rates. The interest rates fluctuate with changes in market rates.

12.                               COMPARATIVE FIGURES

Certain comparative figures have been reclassified for the presentation adopted in the current period.

13.                               UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The Corporation’s consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects conform to accounting principles generally accepted in the United States (“U.S. GAAP”). Significant differences between Canadian and U.S. GAAP are described in this note:

(a)                                  Full cost accounting

In accordance with U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs, asset retirement obligations and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that future revenues are undiscounted and use forecast pricing to determine whether an impairment exists and are on a before tax basis. Any impairment amount is measured using the fair value of proved and probable reserves.

No ceiling test write-down was required for any of the periods presented in these financial statements.

Effective January 1, 2004, the Canadian Accounting Standard’s Board amended the Full Cost Accounting Guideline. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using estimated future prices and costs. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices. The different prices did not result in significant changes to proved reserves or depletion recorded for any of the periods presented in these financial statements.

(b)                                 Income taxes

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas under Canadian GAAP, substantively enacted tax rates are used.

(c)                                  Investments

Under U.S. GAAP, the Corporation must classify investments in equity securities that have readily determinable fair values as either available for sale or trading. The Corporation’s investment in BNP partnership units is classified as available for sale. This available for sale investment is revalued at the end of each period based on its fair value and any unrealized gain or loss is recorded, net of tax effects, as a component of other comprehensive income in the period.

Additionally, U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transaction and other events from non-owner sources. Canadian GAAP does not require similar disclosure. Comprehensive income for U.S. purposes arose on valuing the Corporation’s investment at its fair market value.

(d)                                 Asset retirement obligations

The Corporation has applied the Canadian Institute of Chartered Accountant’s standard on Asset Retirement Obligations. This standard is equivalent to U.S. SFAS No. 143, “Accounting for Asset Retirement Obligations”.

(e)                                  Consolidated statement of cash flows

Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

(f)                                    Recent accounting pronouncements

(i)                                     Variable interest entities

The Canadian Institute of Chartered Accountants has issued a new standard effective for all periods beginning on or after November 1, 2004. This standard requires variable interest entities (“VIE”) to be consolidated by their primary beneficiary which is similar to the Financial Accounting Standards Board’s (“FASB”) Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). In December 2003, the FASB issued FIN 46(R) which superseded FIN 46 and restricts the scope of the definition of entities that would be considered VIE’s that require consolidation.

The Corporation does not believe FIN 46(R) results in the consolidation of any additional entities.

(ii)                                  Share-based payment

In 2004, FASB issued revised FAS 123 “Share-Based Payment”. This amended statement eliminates the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting, as was provided in the originally issued Statement 123.

As a result, public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments.

Compensation cost is required to be recognized over the requisite service period.

For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date. Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation cost over the vesting period. Compensation cost is not recognized for equity instruments for which employees do not render the requisite service.

This amended statement is effective the beginning of the first interim or annual reporting period that begins after June 15, 2005.

(iii)                               Exchange of non-monetary assets

In 2004, FASB issued FAS 153 “Exchange of Non-monetary Assets”. This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchanges of non-monetary assets which do not have commercial substance. For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange.

The provisions of this statement are effective for non-monetary asset exchanges which occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. Earlier application is permitted for non-monetary asset exchanges which occur in fiscal periods beginning after the issue date of this statement.

Currently, this statement does not have an impact on the Corporation.

(iv)                              SAB 106

In 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin 106 (“SAB 106”) regarding the application of FAS 143 by oil and gas producing entities that follow the full cost accounting method. Under SAB 106, after the adoption of FAS 143, the future cash flows associated with the settlement of asset retirement obligations that have been accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues in the ceiling test calculation. The Corporation excludes the future cash outflows associated with settling asset retirement obligations from the present value of estimated future net cash flows and does not reduce the capitalized oil and gas costs by the asset retirement obligation accrued on the balance sheet. Costs subject to depletion and depreciation include estimated costs required to develop proved undeveloped reserves and the associated addition to the asset retirement obligations. The application of SAB 106 did not create a ceiling test write-down for any of the periods presented in these financial statements.

(g)                                 Summary of significant differences between U.S. GAAP and Canadian GAAP

(i)                                     Reconciliation of consolidated net income (loss) under Canadian GAAP to U.S. GAAP

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003

Net income (loss) under Canadian GAAP	$(62,438)	$(1,550)	$(4,767)	$30,560
U.S. GAAP adjustments	—	—	—	—

Net income (loss) under U.S. GAAP	(62,438)	(1,550)	(4,767)	30,560
Net realized gain on investment in BNP partnership units, net of tax of $(3,463) (September 30, 2004, December 31, 2004 and 2003 — $NIL)	(14,472)	—	—	—
Net unrealized (realized) gain on investment in equity earnings (loss) of Taurus Exploration Ltd., net of tax of $(1,121) (September 30, 2004 — $1,144; December 31, 2004 — $462; December 31, 2003 — $1,545)	(6,816)	4,778	1,931	6,455

Comprehensive income (loss)	$(83,726)	$3,228	$(2,836)	$37,015

(ii)                                  Condensed consolidated balance sheets

	September 30,		December 31,
	2005		2004		2003
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets
Current assets
Investment in BNP partnership units	$18	$37	$—	$—	$—	$—
Other current assets	104,554	104,554	35,593	35,593	30,718	30,718

	104,572	104,591	35,593	35,593	30,718	30,718
Investment in Taurus Exploration Ltd.	—	—	40,227	50,620	56,518	64,518
Property and equipment	63,015	63,015	58,747	58,747	56,953	56,953

	$167,587	$167,606	$134,567	$144,960	$144,189	$152,189

Liabilities and Shareholder’s Equity
Current liabilities	$25,249	$25,249	$11,489	$11,489	$12,728	$12,728
Asset retirement obligations	989	989	930	930	836	836
Future income taxes	24,154	24,158	15,414	17,421	19,124	20,669

	50,392	50,396	27,833	29,840	32,688	34,233

Share capital	72,900	72,900	1	1	1	1
Contributed surplus	68,776	68,776	68,776	68,776	68,776	68,776
Retained earnings (deficit)	(24,481)	(24,481)	37,957	37,957	42,724	42,724
Accumulated other comprehensive income	—	15	—	8,386	—	6,455

	117,195	117,210	106,734	115,120	111,501	117,956

	$167,587	$167,606	$134,567	$144,960	$144,189	$152,189

(iii)                               Non-cash working capital under U.S. GAAP

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003

Cash provided by (used for):
Accounts receivable and deposits	$(8,158)	$(558)	$1,119	$(3,226)
Prepaid expenses	(907)	(18)	(44)	(207)
Income taxes recoverable	(7,673)	2,282	2,104	(1,592)
Accounts payable and accrued liabilities	5,917	628	(89)	2,301

Changes in non-cash working capital	$(10,821)	$2,334	$3,090	$(2,724)

14.                               SUBSEQUENT EVENT

On November 16, 2005, Petrofund Energy Trust (“Petrofund”) announced that it had agreed to acquire all of the outstanding shares of KEL.

The purchase price is Cdn $485 million plus working capital adjustments, and is expected to close on December 15, 2005, with an effective date of December 1, 2005. On closing, KEL will become a wholly-owned subsidiary of Petrofund.

Prior to the sale, KEL has agreed to undertake certain Reorganization Transactions that will result in the merger of KEL, its parent company, G.B.K. Holdings Ltd., and Canadian Acquisition Limited Partnership, as well as the acquisition by KEL of interests in resource properties, including interests owned by individuals related to KEL.

Completion of the transaction is subject to certain regulatory and other conditions.